November 26, 2024

Yong Hu
Chief Executive Officer
Jianzhi Education Technology Group Co Ltd
15/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People   s Republic of China

       Re: Jianzhi Education Technology Group Co Ltd
           Registration Statement on Form F-3
           Filed November 15, 2024
           File No. 333-283260
Dear Yong Hu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Steve Lin